STEVEN H. HULL Direct (503) 294-9122 shhull@stoel.com

November 14, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jay Webb

Mail Stop 6010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Electro Scientific Industries, Inc.

Response to Correspondence dated November 3, 2006

Form 10-K for the year ended June 3, 2006

File No. 0-12853

Dear Mr. Webb:

This letter is the response of Electro Scientific Industries, Inc. (the “Company”) to the Staff’s comments to the above-referenced Form 10-K. The Company has included each of the Staff’s comments from its comment letter dated November 3, 2006 and the Company’s responses below.

Form 10-K for the year ended June 3, 2006

Product Warranty, page 39

1.	Please refer to prior comment 3. It appears from your response that the inventory credits to your warranty accrual represent cost recoveries from your suppliers. Please tell us why such a reimbursement would increase (be a credit to) your warranty liability. To help us better understand your accounting for warranty reimbursements please provide us with sample journal entries showing how you account for all your warranty transactions.

You are correct in your understanding that inventory credits are accounted for as a credit to our warranty accrual. As discussed with Mr. Eric Atallah of the Staff on November 13, 2006, inventory credits result when we either receive a replacement part from one of our vendors, or alternatively, have a damaged part repaired. These credits represent returns to our inventory stock and are, in effect, the direct opposite of the transaction when we issue parts out of our inventory to repair a system under warranty. The accounting entries are summarized as follows:

a)	We provide for accrued warranty expense via a charge to cost of goods sold (warranty expense) at the time of revenue recognition. Our provision rate is an estimate based upon (net) historical average warranty costs sustained. Warranty costs include repair labor and materials. Warranty materials include spare parts issued to warranty service orders. Cost recoveries represent replacement parts received from our vendors or for parts repaired.

Mr. Jay Webb

November 14, 2006

b)	When we actually incur costs to repair systems under warranty, the warranty accrual (liability account) is decreased (via a debit entry) and a corresponding credit is recorded to payables (for the cost of labor/repair charges) or inventory (for replacement parts which were relieved from inventory). Most often replacement parts are issued in advance of receiving damaged parts back from the customer.

c)	After receipt of a damaged part from our customer, that part may be either returned to our vendor for replacement under warranty, sent for repair, or scrapped. When we receive a replacement or repaired part back from our vendor, in effect we have the opposite transaction of the previous warranty charge incurrence (or portion thereof). As a result, this cost recovery (parts inventory return) is recorded as an increase to both the warranty accrual (liability account credit), and as a corresponding increase (debit entry) to inventory. We carry refurbished parts at fifty percent of the standard value for new parts.

Sample journal entries for each transaction:

a)	Entry to record estimated warranty expense at time of revenue recognition: Dr. Cost of Goods Sold – warranty expense; Cr. Accrued Warranty

b)	Entry to record warranty charges as incurred: Dr. Accrued Warranty; Cr. Accounts Payable and/or Inventory

c)	Entry to record cost recoveries (in effect, the opposite of an incurred warranty cost): Dr. Accounts Payable and/or Inventory; Cr. Accrued Warranty

Mr. Jay Webb

November 14, 2006

The Company will clarify its accounting policy surrounding warranty in future SEC filings. We understand you may have additional comments based on our response. Please address any questions or comments you may have about this letter to me at (503) 294-9122.

Very truly yours,

/s/ Steven H. Hull
Steven H. Hull